MECHEL REPORTS 1Q2014 OPERATIONAL RESULTS

Moscow, Russia – May 13, 2014 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 1Q2014 operational results.

Production and sales for 1Q2104

Production:

Product Name	1Q2014, thousand	1Q2013, thousand	%	1Q2014, thousand	4Q2013, thousand	%
	tonnes	tonnes		tonnes	tonnes

Run-of-mine coal	5,565	6,406	-13	5,565	7,086	-21

Pig Iron	935	972	-4	935	835	+12

Steel	1,031	1,300	-21	1,031	1,002	+3

Sales:

Product Name	1Q2014, thousand	1Q2013, thousand	%	1Q2014, thousand	4Q2013, thousand	%
	tonnes	tonnes		tonnes	tonnes
Coking coal
concentrate	2,611	2,843	-8	2,611	2,702	-3

Including coking coal concentrate supplied to Mechel enterprises	430	613	-30	430	639	-33

PCI	590	817	-28	590	741	-20

Anthracites	482	541	-11	482	599	-20

Including anthracites supplied to Mechel enterprises	1	4	-71	1	23	-96

Steam coal	1,361	1,551	-12	1,361	1,399	-3

Including steam coal supplied to Mechel enterprises	393	427	-8	393	416	-5

Iron ore concentrate	973	1,039	-6	973	1,083	-10

Including iron ore concentrate supplied to Mechel enterprises	452	5	+8,133	452	457	-1

Coke	757	796	-5	757	685	+10

Including coke supplied to Mechel enterprises	479	519	-8	479	437	+10

Ferrosilicon	22	23	-6	22	22	-2

Including ferrosilicon supplied to Mechel enterprises	6	8	-30	6	7	-14

Flat products	112	185	-39	112	118	-5

Including those produced by third parties	37	94	-60	37	40	-7

Long products	782	841	-7	782	793	-1

Including those produced by third parties	139	233	-40	139	225	-38

Billets	34	355	-90	34	40	-14

Including those produced by third parties	0	88	-100	0	27	-99

Hardware	177	204	-13	177	199	-11

Including those produced by third parties	20	12	+63	20	24	-13

Forgings	12	19	-38	12	16	-28

Stampings	22	25	-10	22	25	-11

Electric power generation (thousand kWh)	1,011,191	1,194,337	-15	1,011,191	1,081,517	-7

Heat power generation (Gcal)	2,303,051	2,723,119	-15	2,303,051	1,966,393	+17

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented on the company’s 1Q2014 results:

“In 1Q2014 spot prices for coking coal reached their minimum since 2007, as demand from our major consumers remains weak. During the 1Q we minimized the production at Mechel Bluestone due to unprofitability. Jointly with seasonal factors these measures had a negative impact on out raw coal production, which is down by 21% comparing with 4Q2013. At the same time we managed to increase sales of our Russia-based coal assets (Yakutugol and Southern Kuzbass) by 6% q-o-q due to growing export sales.

“PCI and antracites sales were down by 20% due to the seasonal slump in outflow through Far Eastern ports in wintertime, we expect them to recover in 2Q. Steam coal sales are stable due to existing contracts with several large Russian power companies.

”Iron ore sales in 1Q2014 declined by 10% versus the previous quarter as the major part of supplies from Korshunov Mining Plant was shifted toward domestic markets, in particular to the Group’s enterprises, which are more attractive in terms of prices.

”The Group’s steel segment continues to operate as Russian economy is slowing down, which has a negative impact on the demand for our major products. Despite that we managed to keep our steel output stable, with a 3% increase versus the previous quarter. Pig iron output growth by 12% versus the previous quarter is due to completion of repairs at the Chelyabinsk Metallurgical Plant’s blast furnace #1, which also led to coke sales increase by 10% versus the previous quarter.

”Mechel successfully continues to implement its steel segment development strategy which focuses on increasing the share of value added products in its portfolio.

”Sales of our long products which are key for our portfolio remain flat as Mechel’s own output growth almost completely made up for the 38% slump of third-parties’ products sales.

”The Group gradually decreases marketing of third-parties’ products and actively destocks European warehouses, as the Europe’s demand for steel is expected to remain weak in the foreseeable future. These measures led to the decline of flat products sales by 39% q-o-q.

”After the launch of the universal rolling mill at Chelyabinsk Metallurgical Plant we are actively expanding into new markets. In spring 2014 we produced a trial lot of high-quality rails for Russian Railways certification tests. After the tests are completed we will be able to start supplies for Russian Railways.

”The 11% decrease of stampings sales versus the previous quarter is caused by the halting of Urals Stampings Plant’s Izhevsk branch, whose product line will be transferred to the main production site in Chebarkul during 2014. The forgings sales were down by 28% due to the weak demand from our key consumers.

”Ferrosilicon sales from Bratsk Ferroalloy Plant to the Group’s enterprises and to third parties in 1Q2014 remain flat comparing with the previous quarter. The stabilization trend seen on international ferrosilicon markets proved a positive factor of the segment’s results.

”Operational results of our power segment enterprises in 1Q2014 were largely comparable with the previous quarter. The minor decrease in electricity production was due to the repair of boiler equipment at Southern Kuzbass Power Plant. At the same time, Mechel Energo increased heat energy sales by 17% versus the previous quarter due to a seasonal hike in demand.”

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.